SILVER STANDARD RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013

1.	SECOND QUARTER 2013 HIGHLIGHTS

2.	OUTLOOK

3.	BUSINESS OVERVIEW

4.	RESULTS OF OPERATIONS

5.	REVIEW OF PROJECTS

6.	SUMMARIZED FINANCIAL RESULTS

7.	LIQUIDITY

8.	CAPITAL RESOURCES

9.	FINANCIAL INSTRUMENTS AND RELATED RISKS

10.	OTHER RISKS AND UNCERTAINTIES

11.	RELATED PARTY TRANSACTIONS

12.	SIGNIFICANT INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

13.	NON-GAAP FINANCIAL MEASURES

14.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

15.	INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

16.	CAUTIONARY NOTES REGARDING FORWARD-LOOKING STATEMENTS AND MINERAL RESERVES AND MINERAL RESOURCES ESTIMATES

SILVER STANDARD RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013

This Management's Discussion and Analysis ("MD&A") is intended to supplement the condensed consolidated interim financial statements of Silver Standard Resources Inc. ("we", "us" or "our") for the three and six months ended June 30, 2013, and the related notes thereto, which have been prepared in accordance with IAS 34 - Interim Financial Reporting ("IAS 34"), as issued by the International Accounting Standards Board ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC").

All figures are expressed in U.S. dollars except where otherwise indicated. This MD&A has been prepared as of August 7, 2013, and should be read in conjunction with the audited consolidated annual financial statements for the year ended December 31, 2012.

Additional information, including our most recent Form 40-F and Annual Information Form, is available on SEDAR at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission ("SEC") website at www.sec.gov.

This MD&A contains "forward-looking statements" that are subject to risk factors set out in a cautionary note contained in section 16 herein. We use certain non-GAAP financial measures in this MD&A. For a description of each of the non-GAAP financial measures used in this MD&A, please see the discussion under "Non-GAAP Financial Measures" in section 13 of this MD&A. We use Mineral Reserves and Mineral Resources classifications in this MD&A, which differ significantly from the classifications required by the SEC as set out in a cautionary note contained in section 16 of this MD&A.

1.	SECOND QUARTER 2013 HIGHLIGHTS

▪	Reported cash costs of $13.03 per payable ounce of silver sold. Reduced cash cost guidance by 18% to between $14.00 and $15.00 per payable ounce of silver.

▪
Produced 1.9 million ounces of silver, in line with plan for the quarter and on track to achieve improved full year production guidance. Produced 5.6 million pounds of zinc in the second quarter, a 68% increase compared to the first quarter of 2013 and the highest quarterly zinc production result in the history of the mine.

▪	Generated revenue of $32.7 million from sales of 2.2 million ounces of silver.

▪
Cost reduction program at the Pirquitas Mine advanced with headcount reductions of 7% to date with further reductions planned. Structured programs focusing on third party contract services and operational controls at the plant and mine have been initiated to drive efficiency and positively reposition the mine on the industry cost curve.

▪	Recognized non-cash, pre-tax impairment charge and write-downs of $221.7 million related to Pirquitas, exploration projects and assets held for sale.

▪	Submitted the final Environmental Impact Statement for the Pitarrilla project and tendered the EPCM contract. Advanced surface access rights processes and commenced formal partner and financing plan.

▪
Signed a five-year extension agreement with the community of Cochabamba granting us access rights to conduct exploration on the community lands that cover the southwestern sector of the 35,000 hectare San Luis mineral property.

2.	OUTLOOK

This section of the MD&A provides management's production and cost estimates for the remainder of 2013. Major capital, exploration and development expenditures are also discussed. These are “forward-looking statements” and subject to the cautionary note regarding the risks associated with forward-looking statements contained in section 16 herein.
Based on delivery of silver production to plan through the open pit transition at the Pirquitas Mine in the first six months of 2013, we are increasing the low end of our production range to 8.3 million ounces of silver, while maintaining the upper end of the range at 8.5 million ounces of silver. Silver production in the second half of 2013 is expected to increase relative to the first half and particularly in the fourth quarter, as the Pirquitas Mine reaches more consistent sulfide ore supply. Silver sales are still expected to match production over the year. Zinc production guidance is re-affirmed at over 20 million pounds for 2013.

We are lowering our cash cost guidance per payable ounce of silver sold to between $14.00 and $15.00 per payable ounce of silver for the full year of 2013, down from the original guidance of between $17.00 and $18.50 per payable ounce of silver. This updated cash cost guidance is based on a silver price assumption of $22.00 per ounce and a zinc price assumption of $0.85 per pound. The reduction in cash cost guidance is driven by the initial impacts of our cost restructuring activities and more favorable concentrate sales terms, which also impacted our first half of 2013 cash cost results. The restructuring program at the Pirquitas Mine is expected to continue through the first quarter of 2014, with the objective of sustainable and structural change to reduce operating costs and improve operating performance.

Expected capital investments at the Pirquitas Mine for the full year of 2013 are forecast at approximately $28 million, as reductions in expenditures to the zinc circuit, tailings lift and other projects will be offset by strategic investments to replace the ore mining contractor with a company-owned fleet that is aimed at reducing life of mine operating costs. Deferred stripping expenditures for the second half of the year are expected to be approximately $8 million, bringing full-year guidance to $26 million. These capital activities are necessary for the repositioning of the Pirquitas Mine operating cost structure.

Projected development spend at Pitarrilla and other projects remains at $17 million for 2013, excluding any one-time land payments. Reductions in exploration expenditures through the second half of 2013 have resulted in a decrease in full year guidance to $12.5 million from $15 million. The remainder of 2013 exploration activities will now focus on our properties in Mexico.

Subsequent to the end of the second quarter, approximately 25% of our head office staff, including certain senior positions, were retrenched to reduce expenditures and focus activities on key priorities. As a result of these reductions, we expect to take an approximate $2.5 million charge in the third quarter of 2013. We continue to respond and adapt to the changing external environment, while advancing our key strategic priorities.

3.	BUSINESS OVERVIEW

We are a primary silver resource and production company that has one producing mine and a portfolio of silver resource dominant projects. Our properties are located in six countries in the Americas. We are focused on optimizing the production of silver from the Pirquitas Mine, which is located in the Province of Jujuy, Argentina, advancing the Pitarrilla project in Durango State, Mexico, as well as the San Luis project in the Ancash Department, Peru. In addition, we continue to advance our large portfolio of mineral projects and properties, which are at various stages of exploration and development. A number of these properties have silver mineral resources identified on them. We believe we hold one of the largest silver mineral reserves and silver mineral resources positions of any publicly-traded silver company. We also hold an approximate 19% interest in Pretium Resources Inc. ("Pretium"), a TSX-listed gold exploration company.

Following the announcement of a potential reduction in quantitative easing by the U.S. Open Market Committee, there were sharp increases in long-term U.S. interest rates and the U.S. dollar index traded at three-year highs. This, along with other macroeconomic indicators in the United States, suggested the U.S. economy, and accordingly the strength of the U.S. dollar, would improve. In response to these factors, the price of silver saw a sharp decline in the second quarter of 2013, starting the quarter at a spot price of $27.96 per ounce and finishing the quarter at a spot price of $18.86 per ounce. During the second quarter of 2013,the price of silver averaged $23.11 per ounce, compared to $30.07 per ounce in the first quarter of 2013 and $29.42 per ounce in the second quarter of 2012. The lower silver prices in the second quarter of 2013 significantly impacted our revenues and income for the quarter. The reduction in silver prices impacts our cash flows and has caused us to re-evaluate our current expenditures, in an effort to focus our resources and manage capital with respect to timing and amount spent on exploration projects, corporate overhead and development capital expenditures.
In addition to global economic issues, the Pirquitas Mine operates within a tightly-controlled regulatory environment in Argentina. Importation of goods and services into Argentina requires pre-approval, which causes delays in obtaining certain parts and supplies. The Central Bank of Argentina regulates U.S. dollar flows into and out of the country, and Argentina is experiencing high inflation. All of these factors have directly impacted our business in Argentina.

Through the first half of 2013, we continue to have predictable operating performance at the Pirquitas Mine, producing 1.9 million ounces of silver in the second quarter of 2013, in line with expectations. Given the regulatory environment in Argentina, production costs remain high and we are implementing cost reduction initiatives as discussed in section 2 of this MD&A, which is particularly important given prevailing silver prices.

During the second quarter of 2013, we recorded an impairment charge of $202.4 million, before tax, ($199.2 million net of tax) related to the Pirquitas Mine as a result of the change in the metal pricing environment.

In the first six months of 2013, we initiated a preliminary economic assessment ("PEA") at Cortaderas which forms part of the Pirquitas Mine land package. The purpose of the PEA is to assess the economic extraction of the Cortaderas mineral resources that were identified through drill campaigns completed in 2011 and 2012.

We also continued to advance our principal development project, the Pitarrilla project, towards a construction decision following the feasibility study that was released on December 4, 2012. A key objective for 2013 is to obtain surface use agreements over five parcels of land within the Pitarrilla project's boundaries which we currently do not control. We are also continuing to advance pre-construction activities such as optimization studies, assessing financing options, including partners for the project, and recently tendered the EPCM contract.

4.	RESULTS OF OPERATIONS

Pirquitas Mine, Argentina

	Three months ended
	June 30	March 31	December 31	September 30	June 30	March 31
Operating data	2013	2013	2012	2012	2012	2012
Total material mined (kt)	4,471	4,210	4,415	4,333	4,483	4,297
Ore crushed (kt)	480	428	407	533	400	524
Ore milled (kt)	365	396	417	404	386	416
Silver mill feed grade (g/t)	216	207	212	214	219	221
Zinc mill feed grade (%)	1.53	0.92	0.67	0.65	0.66	0.97
Silver recovery (%)	74.8	76.3	79.9	77.7	74.5	77.3
Zinc recovery (%)	46.0	41.1	41.7	38.8	35.3	37.2

Silver produced ('000 oz)	1,890	2,017	2,268	2,163	2,021	2,172
Zinc produced (zinc concentrate) ('000 lbs)	5,589	3,323	2,615	2,256	1,907	3,297
Silver sold ('000 oz)	2,207	2,018	3,218	2,770	1,859	1,536
Zinc sold (zinc concentrate) ('000 lbs)	2,217	2,147	2,731	2,152	1,791	1,791

Realized silver price ($/oz)	22.47	30.68	32.69	29.37	30.06	32.20

Cash costs ($/oz) (1) (2)	13.03	13.58	16.13	17.59	16.54	17.66
Total costs ($/oz) (1) (2)	20.05	20.06	23.85	24.43	23.49	26.90

Financial Data ($000s)
Revenue	32,654	49,062	86,778	73,524	42,412	38,406
(Loss) income from mine operations (2)	(18,971)	14,438	24,102	19,411	8,234	6,358

(1)
We report non-GAAP cost per payable ounce of silver sold to manage and evaluate operating performance at the Pirquitas Mine. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our condensed consolidated interim statements of (loss) income, please refer to "Non-GAAP Financial Measures" in section 13 of this MD&A.

(2)
Information has been restated for IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine ("IFRIC 20") and a small presentation error in our cash and total costs, as discussed in section 13 of this MD&A.

Mine production

The Pirquitas Mine produced 1.9 million ounces of silver in the second quarter of 2013, in line with our mine plan, but down from the 2.0 million ounces produced in the first quarter of 2013. The decline in silver production reflects planned lower tonnage through the mill and expected lower plant recoveries due to the nature of the transitional ore processed. Also contributing to this reduction was the planned maintenance shutdown for a reline of the ball mill. Ore was milled at an average rate of 4,009 tonnes per day, notwithstanding the variation in ore types as a result of the phase transition in the open pit. This is in line with the plant's nominal design, although down from the average milling rate of 4,402 tonnes per day in the first quarter of 2013. The second quarter of 2013 was expected to be the lowest production quarter of the year for the mine and stronger results through the end of 2013 are expected. We sold 2.2 million ounces of silver during the second quarter, above production levels due to timing of deliveries under long-term agreements.

The mine also produced 5.6 million pounds of zinc in the second quarter, a 68% improvement compared to the first quarter of 2013 and the highest quarterly zinc production result in the history of the mine. This record zinc production reflects higher zinc grades and plant recoveries as we mined more of the zinc-rich Potosi area of the San Miguel open pit.

During the second quarter of 2013, 365,000 tonnes of ore were milled, compared to 396,000 tonnes in the first quarter of 2013. The decrease was primarily the result of the planned maintenance shutdown for the ball mill reline. Ore milled contained an average silver grade of 216 g/t, 4% higher than the 207 g/t reported in the first quarter, due to more efficient use of the concentrator jigs. The average recovery rate for silver decreased to 74.8% from 76.3% in the previous quarter, mainly due to more oxidized and transitional ore in the mill feed. As Phase 2 of the San Miguel open pit deepens, the proportion of oxide and transitional ore in the mill feed is expected to decrease.

Mine operating costs

Cash costs per payable ounce of silver and total cost per payable ounce of silver are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in section 13 of this MD&A.

Cash costs, which include cost of inventory, treatment and refining costs, and by-product credits, were $13.03 per payable ounce of silver sold in the second quarter of 2013 compared to $13.58 per payable ounce of silver sold in the first quarter of 2013 and $16.54 per payable ounce of silver sold in the second quarter of 2012. Cash costs in the second quarter of 2013 benefited from lower operating costs and more favorable concentrate sales terms compared to the second quarter of 2012. The decline in cash costs was also a result of the adoption of IFRIC 20. The impact of IFRIC 20 on our cash costs on a per payable ounce basis commenced January 1, 2012. As a result of the adoption of this new accounting standard, mining costs were removed from stockpile inventory and capitalized as a Stripping Activity Asset ("SAA"). Inventory sold in the second quarter of 2012 was at a higher per unit cost compared to the second quarter of 2013 as the majority of concentrate sold included previously incurred stripping costs. As we progressed through 2012 and into the first and second quarters of 2013, the effect of capitalizing stripping costs reduced the weighted average cost of finished goods inventory and hence reduced cost of inventory, on a per payable ounce basis.

Total costs, which include silver export duties, depreciation, depletion and amortization, were $20.05 per payable ounce of silver sold in the second quarter of 2013 compared to $20.06 per payable ounce of silver sold in the first quarter of 2013 and $23.49 per payable ounce of silver sold in the second quarter of 2012. These non-cash items were reasonably consistent per payable ounce of silver. Therefore, the main driver for the decrease in total costs is related to the reduction in cash costs, as discussed above.

Exploration at Pirquitas

During the second quarter of 2013, we completed a diamond drilling campaign of 6,923 meters being drilled in seventeen holes. This program was designed to follow up on the delineation of Indicated and Inferred Mineral Resources that constitute the Cortaderas deposit which were reported in last quarter's MD&A. Results from the drillholes are still being evaluated with early indications identifying one target that may warrant additional drilling.
The Cortaderas deposit of silver-zinc mineralization is located approximately 500 meters north of the San Miguel open pit and is estimated to contain 3.6 million tonnes of Indicated Mineral Resources averaging 137 g/t silver at a silver cut-off grade of 50 g/t, for 15.6 million ounces of contained silver. In addition, there are an estimated 2.7 million tonnes of Inferred Mineral Resources averaging 162 g/t at a silver cut-off grade of 50 g/t, that contains 14.1 million ounces of silver.

In the first six months of 2013, we initiated a PEA on the Cortaderas deposit. The resources were identified through the drill campaign completed in the second half of 2012. The purpose of the PEA is to assess the economic opportunity of underground mining at Cortaderas and extend the Pirquitas mine life.

The Mineral Resources estimate for the Cortaderas Area was completed by Jeremy D. Vincent B.Sc (Hons), P.Geo, in accordance with the standards of Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the definition standards of the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”).

Fiscal stability agreement and regulatory environment

We entered into a fiscal stability agreement (the "Fiscal Agreement") with the Federal Government of Argentina in 1998 for production from the Pirquitas Mine. In December 2007, the National Customs Authority of Argentina Dirección Nacional de Aduanas or (“DNA”) levied an export duty of approximately 10% from concentrates for projects with fiscal stability agreements pre-dating 2002. The Federal Government asserts that the Pirquitas Mine is subject to this export duty despite contrary rights detailed under the Fiscal Agreement. We have challenged the legality of the export duty applied to silver concentrates and the matter is currently under review by the Federal Court in Argentina. The Federal Court (Jujuy) granted an injunction in our favor effective September 29, 2010 that prohibited the Federal Government from withholding the 10% export duty on silver concentrates pending the decision of the courts. The Federal Court of Appeal (Salta) upheld the injunction in December 2012; however, the Federal Government has appealed this decision to the Federal Supreme Court of Argentina. The Federal Government also appealed the refund we claimed for the export duties paid before the injunction, as well as matters of procedure related to the uncertainty of the amount reclaimed; however, on May 3, 2013, such appeal was dismissed by the Federal Court of Appeal (Salta).

As of June 30, 2013, the Pirquitas Mine has paid $6.6 million in export duties, against which it has filed for recovery. In accordance with the injunction, we have not been paying export duties on silver concentrates but continue to accrue duties in full until the outcome of the claim is known with certainty. At June 30, 2013, we have accrued a liability totaling $41.8 million, with a corresponding increase in cost of sales in the relevant period. If this export duty is successfully overturned, the benefit will be recognized in the consolidated statement of (loss) income for the full amount of paid and unpaid duty in the period that recovery becomes virtually certain. The accrued export duty also has a significant impact on our total cost. If resolved in our favour, the impact would be to reduce total production costs by approximately 10% of the net sales price on a per ounce basis.
The Argentine government also requires all funds from export sales to be repatriated to Argentina and converted into Argentine pesos within the Sole Foreign Exchange Market in Argentina. The Argentine pesos can then be exchanged back into the original currency, again through the Sole Foreign Exchange Market, provided the required authorization is granted by the Central Bank of Argentina and the Federal Administration of Public Revenue. Each transfer is subject to a 0.6% transfer tax. The mining industry had previously been exempted from this obligation to bring such foreign currency into Argentina, and although the Fiscal Agreement includes stability over foreign exchange controls, the government removed such benefits with this requirement.

5.	REVIEW OF PROJECTS

Pitarrilla, Mexico

A total of $3.6 million was spent during the six months ended June 30, 2013 at our wholly-owned Pitarrilla project located in the State of Durango, Mexico compared to $13.4 million in the six months ended June 30, 2012.

During the six months ended June 30, 2013, we continued to progress towards a construction decision and focused efforts on the following:

▪	Advancing pre-construction activities including access road work, construction of the initial project landfill and exploration activities for additional water sources;

▪	Securing remaining surface access rights through various legal and negotiated processes;

▪	Submitted the final Environmental Impact Statement and advancing the accompanying Change of Land Use statement;

▪	Undertaking technical discussions and exploring options with potential suppliers of mobile equipment, EPCM companies and other equipment suppliers; and

▪	Appointing financial advisors and entering into discussions with potential partners, while considering alternative financing strategies.

Our Pitarrilla project is located approximately 160 kilometres north-northwest of the city of Durango. Once in production, Pitarrilla is expected to be one of the largest silver mines in Mexico, producing an estimated 333 million ounces of silver, 582 million pounds of lead and 1,669 million pounds of zinc over a 32-year project life as outlined in the technical report dated December 14, 2012 and entitled “NI 43-101 Technical Report on the Pitarrilla Project, Durango State, Mexico” (the “2012 Pitarrilla Technical Report”).

The deposit is estimated to comprise Probable Mineral Reserves of 157 million tonnes containing 479 million ounces of silver at an average grade of 95.1 g/t silver, 1,014 million pounds of lead at an average grade of 0.29% lead and 2,722 million pounds of zinc at an average grade of 0.79% zinc, and Measured and Indicated Mineral Resources (inclusive of Mineral Reserves) of 260 million tonnes containing 695 million ounces of silver at an average grade of 82.99 g/t silver, 1,815 million pounds of lead at an average grade of 0.32% lead and 4,146 million pounds of zinc at an average grade of 0.72% zinc, all using a 30 grams per tonne silver cut-off. The Mineral Resources and Mineral Reserves estimates were prepared respectively by Jeremy Vincent, B.Sc. (Hons), P.Geo and by Andrew W. Sharp, B.Eng., FAusIMM and presented in the 2012 Pitarrilla Technical Report, in accordance with the standards of NI 43-101 and the definition standards of the CIM.

San Luis, Peru

A total of $4.0 million was spent during the six months ended June 30, 2013 at our wholly-owned San Luis project in Peru compared to $3.9 million in the six months ended June 30, 2012.

We continue to negotiate with the Ecash community in order to reach alignment on a benefits and surface use agreement over the remaining surface rights required for the project. The Ecash agreement remains a key milestone for us to proceed with the Ayelén vein development. The completion of this land access agreement will enable permit applications to be submitted and a development decision to be made.
During the second quarter of 2013, we signed a five-year extension agreement with the community of Cochabamba granting us access rights to conduct exploration on the community lands that cover the southwestern sector of the 35,000 hectare San Luis mineral property. Also in the second quarter, having received the requisite approvals, we conducted exploratory drilling at the BP Zone, a porphyry copper target located on Cochabamba community lands approximately five kilometers southeast of the Ayelén gold-silver deposit. We diamond drilled two boreholes totaling 1,413 meters in length that tested this target. While the nature of the hydrothermal alteration and the mineralization that was encountered by the drillholes is fairly typical of porphyry copper deposits, metal grades are insufficient to warrant further drilling at this time. Future exploration at the San Luis project will focus on the high-grade gold vein targets that we have identified on our claims within the Cochabamba area.
The San Luis project comprises Proven and Probable Mineral Reserves of approximately 0.5 million tonnes containing 7.2 million ounces of silver at an average grade of 446 g/t silver and 290,000 ounces of gold at an average grade of 18 g/t gold within the Ayelén vein. The Mineral Reserves estimate for the San Luis project was prepared by Steve L. Milne, P.E. of Tucson, USA and presented in a technical report dated June 4, 2010 and entitled "Technical Report for the San Luis Project Feasibility Study, Ancash Department, Peru", in accordance with the standards of NI 43-101 and the definition standards of the CIM.

Other Exploration Projects

San Luis del Cordero, Mexico
During the first quarter of 2013, we entered into an option agreement with respect to the San Luis del Cordero property in Durango, Mexico. Under the terms of the agreement, we have the option to earn a 51% interest in the property by drilling a minimum of 4,000 meters within the first year, making total cash payments of $1.5 million, and incurring exploration expenditures totaling $3.5 million over the three-year term of the agreement. During the second quarter of 2013, we completed two geophysical surveys and a grid-controlled geochemical survey consisting of 190 rock-chip samples. Data from these surveys is being used to design the diamond drilling program which we plan to execute in the fourth quarter of 2013. We have submitted our permit applications and are awaiting approval to commence the drilling program.
Parral, Mexico
We hold four mineral properties in the mining district of Parral in the southern Chihuahua State, Mexico and are evaluating them for their potential to yield economic silver deposits. Earlier this year, we completed an eight-hole diamond drilling program on the San Patricio property, one of the four properties in the Parral district, and reported on the results of this drilling in the first quarter of 2013. Our ongoing exploration of these properties has involved detailed geological mapping and sampling of outcroppings that host silver-bearing quartz veins and veinlets. Drilling programs are being designed for the Veta Colorada and Palmilla properties, with exploration permit applications being prepared for these programs.

6.	SUMMARIZED FINANCIAL RESULTS

The following table sets out selected financial results for each of the nine most recently completed quarters, expressed in thousands of U.S. dollars, except per share amounts:

	2013		2012				2011
	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun
			(restated)	(restated)	(restated)	(restated)
Revenue	$32,654	$49,062	$86,778	$73,524	$42,412	$38,406	$14,369	$26,152	$47,271
(Loss) income from mine operations	$(18,971)	$14,438	$24,102	$19,411	$8,234	$6,358	$(3,270)	$11,492	$15,838
(Loss) income before tax	$(234,685)	$(4,448)	$(4,741)	$5,143	$44,883	$1,842	$(7,767)	$52,724	$52,335
(Loss) income after tax	$(235,945)	$(4,559)	$26,759	$(1,594)	$35,016	$(1,039)	$2,584	$21,836	$45,765

Basic (loss) earnings per share	$(2.92)	$(0.06)	$0.33	$(0.02)	$0.43	$(0.01)	$0.03	$0.27	$0.57
Diluted (loss) earnings per share	$(2.92)	$(0.06)	$0.33	$(0.02)	$0.43	$(0.01)	$0.03	$0.27	$0.57

Cash and cash equivalents	$435,805	$461,846	$366,947	$353,439	$351,780	$293,294	$329,055	$355,903	$368,759
Total assets	$1,176,363	$1,426,245	$1,324,685	$1,346,304	$1,323,553	$1,288,198	$1,276,102	$1,249,570	$1,252,360
Working capital	$630,414	$588,178	$350,912	$369,401	$358,569	$292,027	$399,088	$428,627	$418,812
Non-current financial liabilities	$182,486	$180,224	$0	$0	$0	$0	$126,555	$182,018	$171,203
1Information for 2011 has not been restated for IFRIC 20 (see section 13 of this MD&A).

Three months ended June 30, 2013 compared to the three months ended June 30, 2012

Net loss for the three months ended June 30, 2013 was $235.9 million ($2.92 per share) compared to net income of $35.0 million ($0.43 per share) in the same period of 2012. This loss was primarily due to the asset impairment charges and write downs recorded for the three months ended June 30, 2013 of $221.7 million. An impairment charge of $202.4 million was recorded against the carrying value of the Pirquitas Mine, inventory which had cost in excess of its net realizable value ("NRV") was written down by $12.2 million, assets held for sale were written off in the amount of $3.9 million, and a further $3.2 million was written off against certain exploration and evaluation assets. The following is a summary and discussion of the other significant components of income and expenses recorded during the current quarter compared to the same period in the prior year.

In the three months ended June 30, 2013, we recognized revenues after treatment and refining charges, from the Pirquitas Mine of $32.7 million from the sale of 2.2 million ounces of silver and 2.2 million pounds of zinc. Sales recognized in the period realized an average silver price of $22.47 per ounce, excluding the impact of period-end price adjustments. Zinc shipments for the same period realized an average price of $0.88 per pound. This is compared with the second quarter of 2012, which recognized revenues of $42.4 million from the sale of 1.9 million ounces of silver at an average realized price of $30.06 per ounce. The increase in ounces of silver sold in the second quarter of 2013 compared to 2012 is primarily driven by our strategy of securing multiple long-term contracts through the course of 2012. The increased ounces of silver sold in the second quarter of 2013 were more than offset by lower realized silver prices and negative period-end price adjustments as compared to the second quarter of 2012.

Cost of sales for the second quarter of 2013 was $51.6 million compared to $34.2 million in the second quarter of 2012. The resulting loss from mine operations was $19.0 million in the second quarter of 2013, compared to income from mine operations of $8.2 million in the second quarter of 2012, resulting in a negative gross margin of 58.1% in the second quarter of 2013, compared to a positive gross margin of 19.4% in the second quarter of 2012. The most significant impact on cost of sales was the $12.2 million write-down of inventory. Cost of inventory on a per unit basis were consistent, so the reduction in margin was primarily as a result of the significant decline in silver prices.

General and administrative expenses for the three months ended June 30, 2013 of $5.9 million were lower than the $6.7 million recorded in the three months ended June 30, 2012. This reduction is principally due to share-based payment expenses which were lower in the three months ended June 30, 2013 primarily due to the lower share price used to value cash-settled units, which resulted in recoveries of share-based compensation expensed in previous periods.

During the three months ended June 30, 2013, we recorded a gain on the derecognition of our investment in associate, Pretium Resources Inc. ("Pretium") of $22.0 million. This gain arose as a result of the change in accounting treatment for this investment from equity accounting to accounting for this investment as an available-for-sale financial asset. In addition, we recorded a dilution gain totaling $0.3 million from our investment in Pretium in the three months ended June 30, 2013 compared to $9.0 million in the same period of 2012. These non-cash gains were the result of Pretium completing private placements that we did not participate in.

During the second quarter of 2013, we recognized an unrealized loss of $9.2 million on marketable securities. The loss was a result of the decline in market value of an investment that was impaired at December 31, 2012, such that any subsequent reductions in market value are recognized through the consolidated statement of (loss) income. There was no such loss recognized for the second quarter of 2012.

During the second quarter of 2013, we recorded $5.1 million of interest and other financing expense compared to $5.7 million for the second quarter of 2012. The $0.6 million decrease was a result of the change in our estimate of close down and restoration provisions at the end of 2012, which reduced the accretion expense recorded in the second quarter of 2013, as compared to the second quarter of 2012.

We recorded a foreign exchange loss for the three months ended June 30, 2013 of $7.1 million compared to a loss of $2.4 million in the three months ended June 30, 2012. Our main foreign exchange exposures are related to net monetary assets denominated in Argentine pesos, Canadian and Australian dollars. During the three months ended June 30, 2013, this loss largely resulted from the Argentine peso steadily weakening against the U.S. dollar, a weakening of the Canadian dollar, and a decline in the Australian dollar relative to the U.S. dollar. In the same period of 2012, the Argentine peso devalued at a slower rate, while the Canadian dollar strengthened to help offset some of the loss from the devaluation of the Argentine peso.

For the three months ended June 30, 2013, we recorded an income tax expense of $1.3 million compared to an income tax expense of $9.8 million in the three months ended June 30, 2012. As a result of the impairment at the Pirquitas Mine, there was a reversal of our previously recognised deferred income tax assets, resulting in a reduction of the income tax expense. In the second quarter of 2012, the tax expense was primarily the result of profitable operations at the Pirquitas Mine, which was slightly offset by the sale of Pretium shares which were taxed at a lower capital gains rate.

Six months ended June 30, 2013 compared to the six months ended June 30, 2012

Net loss for the six months ended June 30, 2013 was $240.5 million ($2.98 per share) compared to net income of $34.0 million ($0.42 per share) in the same period of 2012. This loss was primarily due to the asset impairment charges and write downs recorded for the six months ended June 30, 2013 of $221.7 million compared to nil in the six months ended June 30, 2012. An impairment charge of $202.4 was recorded against the carrying value of the Pirquitas Mine, inventory which had cost in excess of its NRV was written down by $12.2 million, assets held for sale were written off in the amount of $3.9 million, and a further $3.2 million was written off against certain exploration and evaluation assets. The following is a summary and discussion of the other significant components of income and expenses recorded during the six months compared to the same period in the prior year.

In the six months ended June 30, 2013, we recognized revenues after treatment and refining charges from the Pirquitas Mine of $81.7 million from the sale of 4.2 million ounces of silver and 4.4 million pounds of zinc. Sales recognized in the period realized an average silver price of $26.20 per ounce, excluding the impact of negative period-end price adjustments, and zinc shipments realized an average price of $0.89 per pound. This is compared with the first half of 2012, which recognized revenues of $80.8 million from the sale of 3.4 million ounces of silver at an average realized price of $31.05 per ounce. The increase in ounces of silver sold in the six months ended June 30, 2013 compared to the six months ended June 30, 2012 is primarily driven by our strategy of securing multiple long-term contracts through the course of 2012. The increased ounces of silver sold in the six months ended June 30, 2013 was substantially offset by negative period-end price adjustments as compared to the same period of 2012.

Cost of sales for the six months ended June 30, 2013 was $86.2 million compared to $66.2 million in the six months ended June 30, 2012. The resulting loss from mine operations was $4.5 million in the first half of 2013, compared to $14.6 million in the first half of 2012, resulting in a negative gross margin of 5.5% in the first half of 2013, compared to a gross margin of 18.1% in the first half of 2012. The most significant impact on cost of sales was the $12.2 million write-down of inventory. Cost of inventory on a unit basis were consistent, so the reduction in margin was primarily a result of the significant decline in silver prices.

General and administrative expenses for the six months ended June 30, 2013 of $10.8 million were lower than the $13.3 million recorded in the six months ended June 30, 2012. This reduction is principally due to share-based payment expenses, which were lower in the six months ended June 30, 2013 primarily due to unvested option forfeitures and the lower share prices used to value cash-settled units. This resulted in recoveries of share-based compensation expensed in previous periods.

During the six months ended June 30, 2013, we recorded a gain on the derecognition of our investment in associate, Pretium, of $22.0 million. This gain arose as a result of the change in accounting treatment for this investment from equity accounting to accounting for this investment as an available-for-sale financial asset, which occurred during the second quarter of 2013. We also recorded a dilution gain totaling $2.1 million from our investment in Pretium in the six months ended June 30, 2013 compared to $13.3 million in the same period of 2012. These non-cash gains resulted as Pretium completed several private placements that we did not participate in.

During the six months ended June 30, 2013, we recognized a loss of $11.0 million on marketable securities. The loss was a result of the decline in market value of an investment that was impaired at December 31, 2012, such that any subsequent reductions in the market value of this investment are recognized through the consolidated statement of (loss) income. There was no such loss recognized for the first half of 2012.

In the first half of 2012, we partially reversed a previous impairment of the value of Canadian asset-backed commercial paper based on improved liquidity in the market and sale of the assets held for a gain of $4.9 million. There was an insignificant gain recorded in the six months ended June 30, 2013 from additional funds received.

For the six months ended June 30, 2013, we recorded $12.7 million of interest and other financing expense compared to $11.4 million for the same period of 2012. The $1.3 million increase was a result of incurring interest expense on both the 2013 Notes and the 2008 Notes (each as defined below) for a period of approximately six weeks, while in the first half of 2012, we only incurred interest on the 2008 Notes. This was partially offset as a result of the change in our estimate of close down and restoration provisions at the end of 2012, which reduced the accretion expense recorded in the six months ended June 30, 2013, as compared to the six months ended June 30, 2012.

We recorded a foreign exchange loss for the six months ended June 30, 2013 of $13.0 million compared to a loss of $2.9 million in the six months ended June 30, 2012. Our main foreign exchange exposures are related to net monetary assets denominated in Argentine pesos, Canadian and Australian dollars. During the six months ended June 30, 2013, this loss largely resulted from the Argentine peso steadily weakening against the U.S. dollar, a weakening of the Canadian dollar, and a decline in the Australian dollar relative to the U.S. dollar. In the first half of 2012, the Argentina peso devalued, however at a slower rate, while the Canadian dollar strengthened to help offset some of the loss from the devaluation of the Argentine peso.

For the six months ended June 30, 2013, we recorded an income tax expense of $1.4 million compared to an income tax expense of $12.7 million in the six months ended June 30, 2012. As a result of the impairment at the Pirquitas Mine, there was a reversal of our previously recognised deferred income tax assets, resulting in a reduction of the income tax expense. In the six months ended June 30, 2012, the tax expense was primarily the result of profitable operations at the Pirquitas Mine, which was slightly offset by the sale of Pretium shares which were taxed at a lower capital gains rate.

7.	LIQUIDITY

At June 30, 2013, we had $435.8 million of cash and cash equivalents, an increase of $68.9 million from December 31, 2012. The increase in cash primarily resulted from the issuance of the senior convertible unsecured notes (the "2013 Notes") for net proceeds of $256.1 million. These proceeds were partially used to repay the $138 million from our previously issued 4.5% senior convertible notes (the "2008 Notes") in the first quarter of 2013, with the balance increasing our liquidity for general corporate purposes. In addition, we generated $9.6 million in cash from operating activities and spent $59.0 million on investing activities in the first half of 2013.

In the first quarter of 2013, we sold $265 million of the 2013 Notes, for net proceeds of $256.1 million after payment of commissions and expenses related to the offering. The 2013 Notes mature on February 1, 2033 and bear an interest rate of 2.875% per annum, payable semi-annually in arrears on February 1 and August 1 of each year. The 2013 Notes are convertible into common shares at a fixed conversion rate, subject to certain anti-dilution adjustments. In addition, if certain fundamental changes occur to us, holders of the 2013 Notes may be entitled to an increased conversion rate.

The 2013 Notes are convertible into common shares at an initial conversion rate of 50 common shares per $1,000 principal amount of 2013 Notes converted, representing an initial conversion price of $20.00 per common share.

Of the cash and cash equivalents balance at June 30, 2013, $369.4 million was held in Canada and the United States. Argentine government regulation of U.S. dollar inflows and outflows restricts our ability to repatriate cash generated by the Pirquitas Mine, however we continue to repatriate cash from Argentina under a fixed schedule of debt repayments.

During the six months ended June 30, 2013, our working capital position increased by $279.5 million to $630.4 million from $350.9 million. The primary drivers were the repurchase of the 2008 Notes, which extinguished a current liability, and the recognition of our investment in Pretium as a current asset, which had previously been recorded as non-current.

Our financial position at June 30, 2013 and projected operating cash flows are believed to be sufficient to fund currently-planned capital, and exploration and development expenditures over the next twelve months, and to discharge liabilities as they become due. In spite of a strong liquidity position at June 30, 2013, we are implementing a cost reduction strategy to preserve capital.

8.	CAPITAL RESOURCES

Our capital consists of items included in shareholders' equity and debt, net of cash and cash equivalents as follows:

	June 30	December 31
	2013	2012
	$000s	$000s
Shareholders' equity	707,034	706,901
Convertible notes	182,486	135,805
	889,520	842,706

Less: cash and cash equivalents	(435,805)	(366,947)
	453,715	475,759

At June 30, 2013, there were no externally imposed capital requirements to which we were subject and with which we had not complied.

Having completed a feasibility study of the Pitarrilla project in Mexico in December 2012, we are targeting a construction decision by the end of 2013. In the event of a positive construction decision, our capital expenditure requirements would increase materially from and after 2014.

As at June 30, 2013, we had 80,754,434 common shares outstanding, and 2,203,907 stock options outstanding which are exercisable into common shares at exercise prices ranging between C$10.10 and C$29.02.

Outstanding share data

The authorized capital consists of an unlimited number of common shares without par value. As at August 7, 2013, the following common shares and options were outstanding:

	Number of shares	Exercise price	Remaining life
		C$	(years)
Capital stock	80,754,434
Stock options	2,010,046	10.10 - 29.02	0.1 - 7.0
Fully diluted	82,764,480

9.	FINANCIAL INSTRUMENTS AND RELATED RISKS

We are exposed to a variety of financial risks as a result of our operations, including market risk (which includes price risk, currency risk and interest rate risk), credit risk and liquidity risk. Our overall risk management strategy seeks to reduce potential adverse effects on our financial performance. Risk management is carried out under policies approved by the Board of Directors.

We may, from time to time, use foreign exchange contracts, commodity price contracts and interest rate swaps to manage our exposure to fluctuations in foreign exchange, metal prices and interest rates. We do not have a practice of trading derivatives. In the past, our use of derivatives was limited to specific programs to manage fluctuations in foreign exchange risk, which are subject to the oversight of the Board of Directors.

The risks associated with our financial instruments and the policies on how we mitigate those risks are set out below. This is not intended to be a comprehensive discussion of all the risks facing us.

a)	Market Risk

This is the risk that the fair values of financial instruments will fluctuate owing to changes in market prices. The significant market risks to which we are exposed are price risk, currency risk and interest rate risk.

(i)	Price Risk

This is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market prices. There has been no significant change in our objectives and policies for managing this risk and no significant change in our exposure to this risk during the six months ended June 30, 2013. During the six months ended June 30, 2013 there has been a significant decline in the prices of silver and zinc. These metal prices are the primary drivers of our ability to generate earnings and cash flow, in particular our financial position and liquidity. A further sustained drop in metal prices may have a significant impact on the carrying value of our non-current assets and significant projects.

(ii)	Currency Risk

Currency risk is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in foreign currency rates. Our financial instruments are exposed to currency risk where those instruments are denominated in currencies that are not the same as their functional currency; exchange gains and losses in these situations impact earnings. Our sales of silver and zinc are denominated in U.S. dollars and thus currency risk is related to costs incurred and other non-U.S. dollar financial instruments. The Argentine government requires the repatriation of export revenues into Argentina and, where cash flows exceed our current cash repatriation schedule, this results in our Argentine peso cash balance increasing potentially significantly. A sudden devaluation of the Argentine peso would materially impact the value of our Argentine peso denominated cash funds or VAT receivables in U.S. dollar terms.

There has been no significant change in our objectives and policies for managing this risk during the six months ended June 30, 2013. Our Argentine VAT receivables continue to increase, which increases the potential impact of a sudden devaluation in the Argentine peso. There are no other significant changes in our exposure to currency risk.

(iii)	Interest Rate Risk

Interest rate risk is the risk that fair values and future cash flows of financial instruments will fluctuate because of changes in market interest rates. Interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents because they are the only financial instrument we hold that earns interest based on variable market interest rates. The convertible notes have fixed interest rates and are not exposed to fluctuations in interest rates; a change in interest rates would impact the fair value of the instruments, but because we record the 2013 Notes at amortized cost there would be no impact on our financial results. We monitor our exposure to interest rates closely and have not entered into any derivative contracts to manage this risk.

There has been no significant change in our objectives and policies for managing this risk and no significant change in our exposure to this risk during the six months ended June 30, 2013.

b)	Credit Risk

Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial contract. Our credit risk includes the collectibility of trade receivables in the ordinary course of business and the quality of our financial investments.

There has been no significant change in our objectives and policies for managing this risk and no significant change in our exposure to this risk during the six months ended June 30, 2013.

We also have credit risk through our significant VAT receivables balance that is collectible from the government of Argentina. The balance is expected to be recoverable in full, however due to legislative rules and the complex collection process, a significant portion of the asset is classified as non-current until government approval of the recovery claim is approved. During 2013, we have experienced increased delays in the approval and recovery processes. We continue to discuss the situation with the Argentine tax authorities to seek a solution to these delays.

c)	Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our obligations over financial instruments as they fall due. We manage our liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support our current operations, expansion and development plans, and by managing our capital structure. Our objective is to ensure that there are sufficient committed financial resources to meet our business requirements for a minimum of twelve months.

There has been no significant change in our objectives and policies for managing this risk and we believe the financing completed in the first quarter of 2013 reduced our exposure to this risk during the six months ended June 30, 2013.

In the opinion of management, working capital at June 30, 2013, together with future cash flows from operations, is sufficient to support our commitments through the next twelve months.

We have no off balance sheet arrangements.

10.	OTHER RISKS AND UNCERTAINTIES

During the six months ended June 30, 2013, there were no significant changes in our exposure to risks and uncertainties from those described in the MD&A for the year ended December 31, 2012, including risks relating to our foreign operations and environmental regulation.

For further information regarding the risks and uncertainties affecting our business, please refer to the section entitled "Risk Factors" in our Annual Information Form for the year ended December 31, 2012, which is available at www.sedar.com, and our Annual Report on Form 40-F for the year ended December 31, 2012, which is available on the EDGAR section of the SEC website at www.sec.gov.

11.	RELATED PARTY TRANSACTIONS

We did not enter into any related party transactions during the six months ended June 30, 2013.

12.	SIGNIFICANT INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

Our investment in Pretium comprises the following:

	June 30, 2013	December 31, 2012
	Units	Units
Common shares of Pretium	18,985,807	18,985,807
	18,985,807	18,985,807

For the six months ended June 30, 2013 and the year ended December 31, 2012, the movement in our investment in Pretium was as follows:

	June 30, 2013	December 31, 2012
	$ 000's	$ 000's
Carrying amount, beginning of period	119,632	136,342
Partial disposition	—	(33,052)
Dilution gain	2,112	15,839
Share of net loss	(1,033)	(3,409)
Share of other comprehensive (loss) income	231	3,912
Derecognition of investment in associate	(120,942)	—
Carrying amount, end of period	—	119,632

On February 15, 2013 and April 26, 2013, Pretium completed private placements of 1,648,550 flow-through common shares and 5,780,346 common shares respectively, in respect of which we elected not to participate. These share issuances by Pretium resulted in dilutions of our interest to 19.68% and 18.57% respectively, with dilution gains of $1,858,000 and $254,000 respectively, recognized in other (loss) income.

On May 10, 2013, we determined that we no longer held significant influence over Pretium following changes in the composition of the Board of Directors of Pretium and our shareholding percentage, and therefore, equity accounting was no longer used. This resulted in the derecognition of the carrying value of our investment in associate and the recognition of our shareholding at fair value as an available-for-sale financial asset. The difference between the carrying value of the investment and the fair value of the shares was recorded in the consolidated statement of (loss) income, resulting in a gain of $21,959,000. The fair value of the shares upon initial recognition was $144,777,000 and changes in fair value after May 10, 2013 are recognized in other comprehensive income.

13.	NON-GAAP FINANCIAL MEASURES

The non-GAAP financial measures presented do not have any standardized meaning prescribed by the International Financial Reporting Standards ("IFRS") and are therefore unlikely to be directly comparable to similar measures presented by other issuers. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Non-GAAP financial measures - Cash costs and total costs per payable ounce of silver sold

We use the non-GAAP measures of cash costs and total costs per payable ounce of silver sold to manage and evaluate operating performance. We believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate our performance and ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Impact of adoption of IFRIC 20 on Non-GAAP Financial Measures

On January 1, 2013, we were required to adopt IFRIC 20. The adoption of this standard had a significant impact on our open pit mining operations at the Pirquitas Mine. Through 2012, $40.6 million of stripping costs was capitalized as a SAA that had previously been included as an operating cost, and of these costs $12.1 million was removed from cost of sales in the year ended December 31, 2012. The adoption impacts the non-GAAP disclosures as cash costs now exclude stripping activity costs, and the depreciation of the SAA is included within total costs.

We have restated our 2012 quarterly cash cost and total cost disclosures to incorporate the impact of the adoption of IFRIC 20 and to enable comparison of cost performance. In addition, we have restated all of our comparative quarters as a result of an erroneous double counting of certain freight and transportation costs, which has reduced our cash costs on average by $0.50 per ounce, per quarter.

The following table provides a reconciliation of our condensed consolidated interim statements of (loss) income to cash costs and total costs for the three month periods indicated below:

	June 30	March 31	December 31	September 30	June 30	March 31
	2013	2013 (restated)	2012 (restated)	2012 (restated)	2012 (restated)	2012 (restated)
	$000s	$000s	$000s	$000s	$000s	$000s
Cost of Sales, per consolidated statement of (loss) income	51,625	34,624	62,676	54,113	34,178	32,048
Less: Depreciation, depletion and amortization	11,295	9,062	14,319	12,461	7,942	8,552
Less: Export duties on silver concentrate	3,344	3,454	9,204	5,123	3,531	3,622
Less: Inventory NRV adjustment	12,193	—	—	—	—	—
Cost of Inventory	24,793	22,108	39,153	36,529	22,705	19,874

Treatment and refining costs	3,703	5,628	11,247	9,382	5,445	4,348
By-product revenue	(1,332)	(1,460)	(1,199)	(687)	(862)	(954)
Cash Costs	27,164	26,276	49,201	45,224	27,288	23,268

Export duties on silver concentrate	3,344	3,454	9,204	5,123	3,531	3,622
Depreciation, depletion and amortization, per consolidated statement of (loss) income	11,295	9,062	14,319	12,461	7,942	8,552
Total Costs	41,803	38,792	72,724	62,808	38,761	35,442

Payable ounces of silver sold	2,085,118	1,934,273	3,049,751	2,571,195	1,650,081	1,317,748

Cash Costs per ounce	13.03	13.58	16.13	17.59	16.54	17.66
Total Costs per ounce	20.05	20.06	23.85	24.43	23.49	26.90

Non-GAAP financial measures - adjusted net income (loss)

We have included the non-GAAP financial performance measure of adjusted net (loss) income and adjusted basic (loss) earnings per share. We believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors may want to use this information to evaluate our performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The following table provides a reconciliation of adjusted net loss to the condensed consolidated interim financial statements:

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
	$000's	$000's	$000's	$000's

Net (loss) income attributable to shareholders	(235,945)	35,017	(240,504)	33,976

Adjusted for:
Impairment reversal on Asset-Backed Commercial Paper	—	(375)	(183)	(4,853)
Gain on dilution of associate	(254)	(9,034)	(2,112)	(13,259)
Gain on partial disposal of associate	—	(45,899)	—	(49,082)
Unrealized loss on marketable securities	9,190	—	11,022	—
Share of net loss of associate	110	690	1,033	1,929
Unrealized (loss) gain on financial instruments at FVTPL	—	692	—	2,688
Gain on derecognition of investment in associate	(21,959)	—	(21,959)	—
Asset impairment, net of tax	206,337	—	206,337	—
Write-down of inventory to NRV, net of tax	7,926	—	7,926	—
Other	424	867	519	727

Adjusted net loss	(34,171)	(18,042)	(37,921)	(27,874)

Weighted average shares outstanding (000's)	80,755	80,747	80,753	80,741

Adjusted basic loss per share ($)	(0.42)	(0.22)	(0.47)	(0.35)

14.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Basis of preparation and accounting policies

We have prepared our condensed consolidated interim financial statements in accordance with IFRS as issued by the IASB. IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS, International Accounting Standards ("IAS"), and interpretations issued by IFRIC and the former Standing Interpretations Committee. The condensed consolidated interim financial statements have been prepared in accordance with IFRS and interpretations issued and outstanding as of June 30, 2013, and were approved as of August 7, 2013, the date the Audit Committee of the Board of Directors approved the condensed consolidated interim financial statements. Note 2 of the audited consolidated annual financial statements for the year ended December 31, 2012 provides details of significant accounting policies and accounting policy decisions for significant or potentially significant areas that have had an impact on our financial statements or may have an impact in future periods.

Adoption of new or amended IFRS Pronouncements
Effective January 1, 2013, we have adopted several new and amended IFRS pronouncements and have applied them to our results in accordance with the transitional provisions outlined in the respective standards. The new pronouncements are described below and can be categorized as those that result in changes to our results and those that affect our financial statement presentation or disclosures. More detail on these changes and any effects on our results are provided in note 2 of our condensed consolidated interim financial statements for the six months ended June 30, 2013.

Pronouncements Affecting Our Financial Results

Production stripping costs

Effective January 1, 2013, we adopted IFRIC 20. This interpretation applies to waste removal ("stripping") costs during the production phase of a surface mine. The following accounting policy for stripping costs in the production phase of a surface mine has been adopted:

In surface mining operations, waste material ("overburden") is removed to gain access to mineral ore deposits, which is known as stripping. During the production phase of a mine, where stripping activities result in improved access to ore, we recognize a non-current SAA when it is probable that the future economic benefit of the improved access will flow to us, the ore to which access has been improved is identifiable, and costs can be reliably measured. Typically identifiable components of an ore body correspond to the phases of a mine plan. Within each identifiable component, the average stripping ratio is determined; the cost of waste removal in excess of the stripping ratio is capitalized as a SAA, and the cost of waste and ore removal in line with the average stripping ratio is recorded to inventory. The SAA is amortized using a unit of production method over the period in which the improved access to the component of the ore body is achieved.

For the six months ended June 30, 2013, gross deferred stripping costs of $18.3 million at the Pirquitas Mine met the criteria of IFRIC 20 and were capitalized into property, plant and equipment. The adoption of this standard also requires application on or after the beginning of the earliest period presented. For the year ended December 31, 2012, deferred stripping costs of $40.6 million at the Pirquitas Mine were capitalized. The prior year comparatives have been restated accordingly.

Pronouncements Affecting Our Financial Statements Presentation or Disclosures

The adoption of the following new and amended IFRS pronouncements has resulted in enhanced financial statement disclosures in our interim or annual consolidated financial statements or a change in financial statement presentation. These pronouncements did not affect our interim financial results and any additional disclosures required by the new pronouncements will be included in our annual consolidated financial statements for the year ended December 31, 2013.

Disclosure of interest in other entities
IFRS 12, Disclosure of Interests in Other Entities ("IFRS 12") outlines the disclosure requirements for interests in subsidiaries and other entities to enable users to evaluate the risks associated with interests in other entities and the effects of those interests on an entity's financial position, financial performance and cash flows. The requirements of IFRS 12 relate to disclosures only and are applicable for the first annual period after adoption. This will include a non-controlling interest's financial statement note and include summarized financial information for significant associates and joint arrangements.

Fair value measurement
IFRS 13, Fair Value Measurement ("IFRS 13") defines fair value, sets out a single IFRS framework for measuring fair value and outlines disclosure requirements for fair value measurements. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is a market-based measurement, not an entity-specific measurement, so assumptions that market participants would use should be applied in measuring fair value. The disclosure requirements of IFRS 13 include disclosures about fair values of financial assets and liabilities measured on a recurring basis and a non-financial assets and liabilities measure on a non-recurring basis.

Interim financial reporting
IAS 34, was amended to establish criteria for disclosing total segmented assets and require certain fair value disclosures. We have incorporated the required fair value disclosures in note 13 of our condensed consolidated interim financial statements for the six months ended June 30, 2013. The disclosures included are based on the requirements of IFRS 13 discussed above.

Levies imposed by governments
In May 2013, the IASB issued IFRIC 21, Levies (“IFRIC 21”), an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014. We are currently evaluating the impact the final interpretation is expected to have on our consolidated financial statements.
Critical Accounting Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the condensed consolidated interim financial statements and related notes. There have been no significant changes to our significant accounting judgments and estimates from those disclosed in note 2 of the audited consolidated annual financial statements for the year ended December 31, 2012, except for certain new estimates and judgments that have been applied as a result of the adoption of IFRIC 20 on January 1, 2013 and the change in accounting treatment for our investment in Pretium.

As a result of the adoption of IFRIC 20, we are required to determine whether stripping costs incurred during the production phase of a property provide improved access to a component of an ore body that will be mined in a future period, and whether the costs can be reliably measured. We have to apply judgment when identifying components of the mine over which stripping costs are capitalized, estimate the average stripping ratio for each component, and use judgment determining the period over which the SAA is amortized.

During the second quarter of 2013, we determined that we no longer exert significant influence over our investment in Pretium. As a result, we have changed our accounting treatment from equity accounting to accounting for this investment as an available-for-sale financial asset. The determination of the accounting treatment for this investment requires us to exercise significant judgment.

15.	INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no changes in our internal control over financial reporting or disclosure controls and procedures during the six months ended June 30, 2013 that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

16.	CAUTIONARY NOTES REGARDING FORWARD-LOOKING STATEMENTS AND MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.
Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this MD&A relate to, among other things: future production of silver and other metals; future costs of inventory and cash costs per ounce of silver; the prices of silver and other metals; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for silver and other payable metal produced by us; timing of production and the cash and total costs of production at the Pirquitas Mine; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects including future sales of metals, concentrates or other products produced by us; and our plans and expectations for our properties and operations.
These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production and cost estimates for the Pirquitas Mine, the Pitarrilla project and the San Luis project; future development risks, including start-up delays and operational issues; our ability to replace Mineral Reserves; our ability to obtain adequate financing for further exploration and development programs; commodity price fluctuations; the possibility of future losses; general economic conditions; the recoverability of our interest in Pretium , including the price of and market for Pretium's common shares; counterparty and market risks related to the sale of our concentrates and metals; political instability and unexpected regulatory change; potential export tax on production from the Pirquitas Mine; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; uncertainty in acquiring additional commercially mineable mineral rights; lack of suitable infrastructure or damage to existing infrastructure; our revenue being derived from a single operation; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits we have obtained; increased costs and restrictions on operations due to compliance with environmental laws and regulations; reclamation requirements for our exploration properties; unpredictable risks and hazards related to the development and operation of a mine or mine property that are beyond our control; governmental regulations, including environmental regulations; non-compliance with anti-corruption laws; complying with emerging climate change regulations and the impact of climate change; uncertainties related to title to our mineral properties and the ability to obtain surface rights; our insurance coverage; civil disobedience in the countries where our properties are located; operational safety and security risks; actions required to be taken by us under human rights law; currency fluctuations; competition for mining services and equipment; competition in the mining industry for properties, qualified personnel and management; shortage or poor quality of equipment or supplies; our ability to attract and retain qualified management to grow the business; compliance with the requirements of the Sarbanes-Oxley Act of 2002; our adoption of IFRIC 20; tightened controls over the VAT collection process in Argentina; increased regulatory compliance costs related to the Dodd-Frank Wall Street Reform and Consumer Protection Act; conflicts of interest that could arise from some of our directors' and officers' involvement with other natural resource companies; claims and legal proceedings; potential difficulty in enforcing judgments or bringing actions against us or our directors or officers outside Canada and the United States; certain terms of our convertible notes; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Form 40-F and Annual Information Form filed with the SEC and Canadian securities regulatory authorities.
This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it.
Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits including obtaining the necessary surface rights for the lands required for successful project permitting, construction and operation of the Pitarrilla project, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms and our ability to continue operating the Pirquitas Mine. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management's assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.
Cautionary Note Regarding Mineral Reserves and Mineral Resources Estimates
This MD&A includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this MD&A is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made.